Exhibit 99.47

Isotechnika Pharma Inc.

NEWS RELEASE

ISOTECHNIKA REPORTS FIRST QUARTER

2013 FINANCIAL RESULTS

Edmonton, Alberta – May 15, 2013 (ISA:TSX): Isotechnika Pharma Inc. (the “Company”) has released its financial results for the first quarter ended March 31, 2013.

Recent Developments

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with privately held Aurinia Pharmaceuticals Inc. (“Aurinia”) for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which the Company will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively.

In addition, the Company and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co., Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the combined company reaching certain financing milestones. ILJIN will also own approximately 25% of the issued and outstanding shares of the combined company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange and the approval of Isotechnika’s shareholders.

The consolidation of the intellectual property through the merger and reaching a settlement agreement with ILJIN provides the combined company with a much higher probability of being able to obtain the necessary funding to continue the development of voclosporin for the lupus indication. Further, the combined company will be able to continue to explore strategic global partnership transactions for the transplant indication. Ideally, the company would advance both transplantation and lupus nephritis to optimize shareholder value. A combined company, having both the lupus nephritis and renal transplantation indications under a single corporate umbrella, would likely offer the most commercially attractive opportunity.

Subsequent to March 31, 2013, the Company entered into two agreements with Canaccord Genuity Corp (the “Agent”), pursuant to which the Agent would assist the Company in selling, on a commercially reasonable efforts basis, securities of the Company in two private placements.

The first private placement will consist of up to 44.4 million units of the Company at a price of $0.045 per unit, or approximately $2 million in gross proceeds. Each unit in the first private placement (the “Unit Offering”) will consist of one common share of the Company (a “Share”) and one warrant (each, a “Warrant”), with each whole Warrant being exercisable for one Share at a price of $0.05 for a period of up to 36 months from the date of issuance. Given the number of securities to be issued pursuant to the Unit Offering, the Warrants issuable in the Unit Offering will not be exercisable until shareholder approval for their issuance has been obtained. The second private placement (the “Subscription Receipt Offering”)

will now consist of up to 22.2 million subscription receipts of the Company at a price of $0.045 per subscription receipt, or approximately $1 million in gross proceeds with each whole Warrant being exercisable for one Share at a price of $0.05 for a period of up to 36 months from the date of issuance. Each subscription receipt will entitle the holder thereof to one Share and one-half of a whole Warrant. The conditions for the conversion of the subscription receipts include receipt of shareholder approval and regulatory approval.

In order to help fund its operations in the immediate-term, the Company completed a private placement in April, 2013 with Dr. Richard Glickman, who is a major Aurinia shareholder and ILJIN consisting of the issuance of zero-coupon promissory notes in the aggregate principal amount of $400,000. The $400,000 is intended to be repaid in connection with the private placements. Dr. Glickman and ILJIN intend to subscribe for Units in the aggregate amount of $400,000.

Financial Results

For the first quarter ended March 31, 2013, the Company reported a consolidated net loss of $793,000 or $0.004 per common share, as compared to a consolidated net loss of $454,000 or $0.003 per common share for the same period in 2012.

Revenue decreased to $89,000 for the three months ended March 31, 2013, compared to $5.8 million for the three months ended March 31, 2012. The Company, in the first quarter of 2012, recorded license revenue of $4.4 million related to the Development, Distribution and License Agreement (“DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) which had previously been recorded as deferred revenue and also recorded $1.3 million of other revenue on the completion of a sale agreement with its partner, Lux Biosciences, Inc. for previously manufactured Active Pharmaceutical Ingredient.

Net research and development expenses decreased to $338,000 for the three months ended March 31, 2013, compared to $802,000 for the three months ended March 31, 2012. The Company had to reduce research and development costs, including wages and benefits to the extent possible due to its financial condition as the Company focused its efforts on financing activities and arranging the merger with Aurinia.

Corporate, administration and marketing expenses decreased to $498,000 for the first quarter of 2013, compared to $986,000 for the same period in 2012. Corporate and administration expenses decreased primarily due to lower professional and consulting fees, wages and benefits and travel expenses for the three months ended March 31, 2013 compared to the same period in 2012.

Other expense (income) reflected income (net) of $38,000 for the first quarter ended March 31, 2013 compared to expense of $4.2 million for the first quarter ended March 31, 2012. Other expense for the three months ended March 31, 2012 included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument. There was no similar item for the three months ended March 31, 2013.

For further discussion of the Company’s financial results for the three months ended March 31, 2013 the unaudited interim condensed consolidated financial statements and the Management’s Discussion and Analysis are accessible on Isotechnika’s Web site at www.isotechnika.com or at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

This press release may contain forward-looking information, within the meaning of applicable Canadian securities laws, including, but not limited to, statements with respect to the merger of the Company and Aurinia, the proposed business of the combined company, the combined company having a higher probability of being able to obtain necessary funding, the combined company being able to continue to explore strategic global partnership transactions, the combined company offering the most commercially attractive opportunity, the completion of the Unit Offering and the Subscription Receipt Offering and the gross proceeds therefrom and other information or statements about future events or conditions which may prove to be incorrect.

The forward-looking statements and information contained in this press release are based on certain factors and assumptions made by management of the Company including, but not limited to Aurinia, ILJIN and the Agent fulfilling their obligations in the various agreements the Company has entered into with them.

The forward-looking statements and information contained in this press release are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, but not limited to, risks relating to the transactions not proceeding for any reason, the Company not being able to obtain sufficient funding from the completion of one or both of the Unit Offering and Subscription Receipt Offering, the anticipated synergies between the Company and Aurinia not proceeding as expected, regulatory approval for the merger, the Unit Offering or the Subscription Receipt Offering not being obtained, and the impact of any occurring natural disasters and economic, business and market conditions.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

These forward-looking statements and information are made as of the date of this press release, and the Company has no intention and assumes no obligation to update or revise any forward-looking statements or information to reflect new events or circumstances, except as required by applicable Canadian securities laws.

For More Information:

Dr. Robert Foster President & CEO Isotechnika Pharma Inc. 780-487-1600 (247) 780-484-4105 (fax) rfoster@isotechnika.com	Mr. Dennis Bourgeault Chief Financial Officer Isotechnika Pharma Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@isotechnika.com

Isotechnika Pharma Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three month periods ended March 31, 2013 and 2012

(expressed in thousands of Canadian dollars, except per share amounts)

	March 31, 2013 $	March 31, 2012 $
Revenue
Licensing revenue	59	4,450
Research and development revenue	28	28
Contract services	2	22
Other	—	1,300

	89	5,800

Expenses
Research and development	338	802
Corporate and administration	498	986
Amortization of property and equipment	14	148
Amortization of intangible assets	69	65
Contract services	1	19
Other expense (income), net	(38)	4,234

	882	6,254

Net loss for the period	(793)	(454)
Other comprehensive income (loss)
Net change in fair value of investment	(177)	—

Comprehensive loss for the period	(970)	(454)

Loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.004)	(0.003)